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                          Bionova Holding Corporation
                             6701 San Pablo Avenue
                           Oakland, California 94608



                                 June 14, 2001


Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549
Attention: Jill Davis


        Re:     Bionova Holding Corporation
                Request to Withdraw Registration Statement on Form S-3 (File No. 333-76759)


Ladies and Gentlemen:


        Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant hereby applies for an order granting the withdrawal, effective as of the date of this letter, of its Registration Statement on Form S-3, together with all exhibits and amendments thereto, Commission File No. 333-76759 (collectively, the "Registration Statement"). The registrant does not intend to proceed with the rights offering covered by the Registration Statement on the terms described in the Registration Statement at this time. The Registration Statement was not declared effective by the Commission and no securities were sold under the Registration Statement.


        If you have any questions regarding this application for withdrawal, please contact Michael Titens of Thompson & Knight L.L.P., legal counsel to the registrant in connection with the Registration Statement, at (214) 969-1437. Please fax the order granting the withdrawal to Mr. Titens' attention at (214) 969-1751.


                              Sincerely,


                              Bionova Holding Corporation


                              By: /s/ Arthur H. Finnel
                                 -----------------------------------------------
                                  Arthur H. Finnel, Executive Vice President and Chief Financial Officer